MCGOWEN RESOURCES CO., INC.

PROXY

James P. McGowen ("McGowen"), holder of various shares (the "Shares") of Common and Preferred Stock of McGowen Resources Co., Inc. ("MCGR") hereby revokes all proxies bearing a date prior to the date below and appoints Michael E. Montgomery ("Montgomery") as his proxy to vote and otherwise represent the Shares and any shares issued in substitution, replacement, or as a result of such Shares, for any and all proper corporate purposes in Montgomery's discretion. In particular, Montgomery shall be entitled to vote the Shares in such manner as Montgomery deems appropriate in electing directors, officers, or other representatives of MCGR, as well as authorizing any and all other matters that require Shareholder approval. Montgomery may exercise his rights to vote the Shares at such times and in such manners as Montgomery deems appropriate, without the necessity of providing notice to McGowen.

This Proxy shall be and remain in effect unless revoked in writing by Michael E. Montgomery.

DATED effective May 10, 2000

/s/ James P. McGowen
James P. McGowen

STATE OF TEXAS }
}
COUNTY OF DALLAS }

Before me on this   9th   day of May, 2000 personally appeared JAMES P. MCGOWEN, known to me to be the person whose name is subscribed to the foregoing instrument and acknowledged to me that he executed the same for the purposes therein expressed.

/s/ Janise Powell
Notary Public in and for the State of Texas

My Commission expires:
5-24-2003